UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42505

HUACHEN AI PARKING MANAGEMENT TECHNOLOGY HOLDING CO., LTD

(Translation of registrant’s name into English)

No. 6395 Hutai Road,

Baoshan District, Shanghai, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

At the extraordinary general meeting (the “EGM”) of shareholders of HUACHEN AI PARKING MANAGEMENT TECHNOLOGY HOLDING CO., LTD (the “Company”) held on October 13, 2026, at 10:00 a.m., Beijing Time (October 12, 2026, at 10:00 p.m. Eastern Time), the following matters, among others, were approved and authorized:

The implementation of a share consolidation of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares, par value US$0.0000375 each, at a ratio of twenty (20)-for-one (1), such that every twenty (20) Class A ordinary shares of a par value of US$0.0000375 each be consolidated into one Class A ordinary share of a par value of US$0.00075 each (the “Class A Ordinary Shares”), and every twenty (20) Class B ordinary shares of a par value of US$0.0000375 each be consolidated into one Class B ordinary share of a par value of US$0.00075 each (the “Class B Ordinary Shares”) (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which took effect on October 23, 2026.

Upon the opening of the market on October 23, 2026, the Company’s Class A Ordinary Shares began trading on the Nasdaq Stock Market (“Nasdaq”) on a post-Share Consolidation basis under the current symbol “HCAI”.

Every twenty (20) outstanding Class A ordinary shares or Class B ordinary shares were combined into and automatically became one post-Share Consolidation Class A Ordinary Share or Class B Ordinary Share, respectively. No fractional shares will be issued in connection with the Share Consolidation. Instead, the Company will issue one full post-Share Consolidation Class A Ordinary Share or Class B Ordinary Share, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. The new CUSIP number following the Share Consolidation is G4645R205.

The Share Consolidation will reduce the number of outstanding shares of the Company from 10,379,942 Class A ordinary shares of a par value of US$0.0000375 each and 533,334 Class B ordinary shares of a par value of US$0.0000375 each to approximately 518,998 Class A Ordinary Shares of a par value of US$0.00075 each and approximately 26,667 Class B Ordinary Shares of a par value of US$0.00075 each, respectively. The par value of the Class A ordinary shares and Class B ordinary shares will be increased in proportion to the ratio of the Share Consolidation to US$0.00075 per share, and the number of authorized ordinary shares will be reduced in proportion to the ratio of the Share Consolidation to 40,000,000,000 Class A Ordinary Shares and 10,000,000,000 Class B Ordinary Shares. The authorized share capital of the Company will remain US$37,500,000.

Proportionate adjustments are made based on the ratio of the Share Consolidation to the per share exercise or conversion price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, Class A Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Class A Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation, subject to any additional adjustments provided under the terms of such securities.

In addition, immediately prior to the effectiveness of the Share Consolidation, the Company had ordinary warrants to purchase up to 2,750,000 Class A Ordinary Shares, with an initial exercise price of US$1.00 per share, issued on September 16, 2026 in connection with the Company’s registered best-efforts offering pursuant to a prospectus supplement dated September 15, 2026, for which Maxim Group LLC acted as exclusive placement agent (the “Warrants”). The Warrants are subject to adjustment pursuant to the “Share Combination Event” provisions thereof.

Immediately following the Share Consolidation, the exercise price of the Warrants and the number of Class A Ordinary Shares issuable under the Warrants will be subject to proportionate adjustments pursuant to the ratio of twenty (20)-for-one (1).

The exercise price will be further adjusted and reduced, but in no event increased, to the lowest volume-weighted average price (“VWAP”, and such lowest VWAP, the “Event Market Price”) during the period beginning five consecutive trading days immediately preceding, and ending five consecutive trading days immediately following, the effective date of the Share Consolidation (the “Share Combination Adjustment Period”), provided that, for purposes of calculating the Event Market Price, the VWAP for trading days prior to the effective date of the Share Consolidation will be the VWAP as reported after giving proportional effect to the Share Consolidation. The adjustment of the exercise price shall take effect beginning at the close of trading on Nasdaq on the first day of the Share Combination Adjustment Period and continuing each trading day thereafter until the close of trading on Nasdaq on the last day of the Share Combination Adjustment Period, effective at the close of trading on Nasdaq on each trading day during the Share Combination Adjustment Period. The number of Class A Ordinary Shares issuable under the Warrants will be increased such that the aggregate exercise price, after giving effect to the decrease in the exercise price, shall be equal to the aggregate exercise price in effect on the issuance date for the warrant shares then outstanding. As of October 27, 2026, the exercise price was adjusted to US$3.0563 per share and the number of warrant shares was adjusted to approximately 899,784 Class A Ordinary Shares. The Warrants continued to be subject to the adjustment during the Share Combination Adjustment Period.

The Reverse Stock Split is intended for the Company to maintain compliance with Nasdaq Listing Rule 5550(a)(2), which requires issuers listed on Nasdaq to maintain a minimum bid price of $1.00 per share.

The Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value.

Attached to this report as Exhibit 99.1 is a copy of the press release dated August 19, 2026, titled “Huachen AI Parking Management Technology Holding Co., Ltd Announces 1-for-20 Share Consolidation Effective October 23, 2026.”and Exhibit 99.2 is a copy of the Company’s amended and restated memorandum and articles of association.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Huachen AI Parking Management Technology Holding Co., Ltd Announces 1-for-20 Share Consolidation Effective October 23, 2026
99.2	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2026	HUACHEN AI PARKING MANAGEMENT TECHNOLOGY HOLDING CO., LTD

	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

3